Exhibit 99.1

[LOGO] Geac

News Release

GEAC ANNOUNCES 2004 FIRST QUARTER RESULTS

45.8% Increase in New License Revenue Over First Quarter Last Year

MARKHAM, Ontario — September 9, 2003 - Geac Computer Corporation Limited (TSX: GAC), a global enterprise software company for Business Performance Management, today announced its first quarter, 2004 earnings results for the period ended July 31, 2003.

First Quarter Financial Highlights (all amounts are in U.S. dollars unless otherwise noted)

•	Effective Q1 FY 2004 the Company is reporting its results in United States dollars;

•	Revenue of U.S.$101.5 million, an increase of U.S. $0.1 million, compared to U.S. $101.4 million in revenue in the first quarter of fiscal year 2003;

•	Software license revenue of U.S. $12.8 million, compared to U.S. $8.8 million in Q1 FY 2003;

•	Improved gross profit margin to 59.8 percent of revenue, compared to 55.2 percent of revenue in Q1 FY 2003;

•	Realized Extensity software license revenue of U.S. $1.7 million.

“Despite ongoing market pressure and an increasingly competitive landscape, we are stabilizing revenue, while maintaining profitability - and we were doing so even before we closed Comshare early in the second quarter. By focusing on new license sales and higher margin service and support contracts, and by de-emphasizing our efforts around the less profitable elements of the business, including hardware sales, we are aligning the business for financial success going forward,” said Charles S. Jones, president and CEO of Geac. “As we work to integrate Extensity and Comshare into Geac, we will make the necessary investments in critical development and marketing areas, while we remain committed to growth with profitability.”

First Quarter Financial Review

Revenue was U.S. $101.5 million, compared with U.S. $101.4 million in the corresponding period a year ago. Notable revenue pressure came from Geac’s Interealty group, which, under continued pressure in the software market for real estate, experienced a revenue decline year over year of U.S. $4.0 million in the quarter. All other businesses within Geac’s Industry Specific Applications (ISA) group were profitable. The Company’s net income was U.S. $9.4 million, or U.S. $0.11 per diluted share, compared with net income of U.S. $10.5 million, or U.S. $0.13 per diluted share last year. In addition to increased investments in sales and marketing and in product development focused on important new technologies, net income was impacted by an increase in the quarter of U.S. $3.4 million in legal judgment and settlement costs and professional fees.

Cost of revenues was reduced by 10.1 percent to U.S. $40.8 million from U.S. $45.4 million last year. The gross profit margin increased to 59.8 percent from 55.2 percent last year. Cost of support and services, which consists primarily of personnel and related costs, was reduced by 5.0 percent. Support and services margins increased from 57.3 percent to 59.1 percent.

“We are very pleased with our increase in license sales over the same quarter a year ago. We have made investments in new product development, in targeted acquisitions and in sales and marketing necessary to deliver significant enhancements to our customers, while remaining steadfastly committed to cost controls and strengthening the balance sheet,” said Arthur Gitajn, CFO of Geac.

Acquisitions

Subsequent to the end of the quarter, effective August 6, 2003, the Company acquired Comshare, Incorporated, a leading provider of corporate performance management software for planning, budgeting, forecasting, financial consolidation, and management reporting and analysis. The acquisition was accomplished by way of a cash tender offer for all the outstanding shares of Comshare at a price of U.S. $4.60 per share, followed by a cash merger, for a purchase price, excluding acquisition costs, of approximately U.S. $53.7 million. Comshare’s balance sheet as at March 31, 2003 recorded U.S. $17.9 million in cash, reflecting a net cash purchase price of U.S. $35.8 million.

Along with the acquisition of Extensity, a provider of solutions to automate employee-based financial processes, in the fourth quarter of last year, the acquisition of Comshare is a significant step in the execution of Geac’s strategy to expand into the Business Performance Management market. By the end of the second quarter, Comshare’s MPC software product will be fully integrated and available with all of Geac’s E:Series and M:Series products.

As stated in our fourth quarter, FY2003 earnings release, Comshare is expected to add roughly 12 percent to Geac’s annualized revenue, based on the last 12 months of reported revenue from each company.

“With the acquisition of Comshare, we are truly excited to bring a leading Business Performance Management solution to customers worldwide. Comshare’s MPC software product suite not only delivers a completely integrated and technologically advanced solution for complying with financial regulatory requirements, but it also enables customers to access and manipulate more quickly and efficiently the information stored within their existing and trusted enterprise server applications,” said Timothy Wright, chief technology and information officer of Geac. “This is just one example of our delivering on our promise to enhance the value of customer solutions by developing key product extensions and by investing in leading market technologies.”

Management Additions

Since his move from executive chairman of the Board to president and CEO of Geac in July, Mr. Jones has made several key management appointments within the Company. In July, Jeffrey Snider joined Geac as senior vice president and general counsel. He is overseeing all legal activities worldwide as the Company pursues key partnership and acquisition elements of its growth strategy. Also in July, Donna de Winter was appointed vice president and corporate controller. Ms. de Winter is responsible for all accounting and financial reporting, and will fortify Geac’s commitment to maintaining profitability through business process integration and cost management throughout the Company.

In addition, with the acquisition of Comshare, Brian Hartlen joins Geac as vice president of marketing for the Comshare product line, David King as vice president development for the Comshare product line, and Kenneth Kane as vice president of professional services for the Americas.

Technology Developments

In the first quarter, Geac delivered powerful new applications to its customers and deployed superior new technologies within its own organization.

•	With the launch of System21 Aurora in April, Geac combined next generation enterprise resource planning (ERP) functionality with real-time process management capabilities, improving business performance for its customers at every level - operational, process and, ultimately, corporate. As announced last week, a strong emphasis on customer-requested enhancements resulted in early license sales of System21 Aurora far in excess of management expectations in the first quarter.

•	In June, the Company announced the formation of a new division, Geac Commercial Systems Division (CSD), within its ISA group. The new division optimizes the synergistic product strengths of the construction, property management and payroll/human services business units. This consolidation enables the resulting combined customer base to gain access to a broader set of software solutions, additional service and support resources and accelerated software solutions deployment.

•	With the recent acquisitions of Comshare and Extensity, Geac has been working on the development of new product versions, expected to launch in our second quarter, for these leading corporate performance management and expense management product suites. In addition, the Company has focused on delivering more value to customers through the integration of product management and support services within Comshare and Extensity. The integration efforts have maximized cross-selling opportunities between the existing customer bases of both businesses.

•	Through a partnership with Lombardi Software, the developer of TeamWorks(R), award-winning business process management software, Geac announced the launch of Geac Business Process Management in August. Under the terms of this strategic relationship, Geac will resell TeamWorks(R) and provide enterprise customers with the tools to respond quickly to changing business conditions and improve business performance in real time. The partnership is a key component of Geac’s integration framework as Geac continues to enhance its suite of business performance management solutions.

•	Geac is deploying Comshare’s and Extensity’s leading product suites internally for enhanced budgeting and financial control across the organization, and it is adopting best-in-class market solutions, including salesforce.com, which is enabling a single view of the Company’s sales pipeline worldwide.

“Our build, buy and partner strategy is exemplified by the range of technology milestones we reached this quarter. In the end, it is as much about the technology as it is about our execution. At every point, we strive to enhance our own performance, so we can continue to deliver better quality solutions to our customers at a lower cost,” Mr. Wright concluded.

Revenue Segmentation For the year ended July 31, 2003

(Unaudited)

(In millions of U.S. dollars)

	Three months ended July 31
	2003	2002
EAS*
Software	11	7
Support and Services	65	62
Hardware	5	8

	81	77
ISA**
Software	2	2
Support and Services	18	21
Hardware	1	1

	21	24
Total
Software	13	9
Support and Services	83	83
Hardware	6	9

	102	101

Geographic

Americas	54	55
Europe	40	39
Asia	8	7

Total	102	101

*	Enterprise Application Systems
**	Industry Specific Applications

Geac Computer Corporation Limited Consolidated Balance Sheets
(In thousands of U.S. dollars)

	Unaudited July 31, 2003	Audited April 30, 2003

Assets
Current assets
Cash and cash equivalents	$ 88,617	$ 89,819
Restricted cash and cash equivalents	384	-
Accounts receivable and other	41,513	54,721
Unbilled receivables	7,674	6,901
Future income taxes	16,347	16,238
Inventory	701	787
Prepaid expenses	13,377	11,898

	168,613	180,364

Restricted cash and cash equivalents	2,883	2,395
Future income taxes	20,157	23,008
Property, plant and equipment	24,676	25,649
Intangible assets	10,414	11,172
Goodwill	89,557	89,386

	$316,300	$331,974

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 90,796	$ 94,979
Income taxes payable	30,846	31,114
Current portion of long-term debt	538	733
Deferred revenue	99,752	119,937

	221,932	246,763

Deferred revenue	1,642	2,690
Long-term debt	5,652	5,616

	229,226	255,069

Shareholders’ Equity
Share capital (note 3)	121,075	120,976
Options	163	163
Deficit	(12,507)	(21,914)
Cumulative foreign exchange translation adjustment	(21,657)	(22,320)

	87,074	76,905

	$316,300	$331,974

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Limited Consolidated Statements of Operations
(Unaudited)

(In thousands of U.S. dollars, except	Three months ended July 31
share and per share data)	2003	2002

Revenues
Software	$ 12,849	$ 8,813
Support and services	82,452	83,250
Hardware	6,224	9,301

Total revenues	101,525	101,364

Cost of revenues
Software	1,857	1,598
Support and services	33,720	35,510
Hardware	5,259	8,322

Total cost of revenues	40,836	45,430

Gross profit	60,689	55,934

Operating expenses
Sales and marketing	16,139	14,765
Product development	13,298	12,548
General and administrative	16,390	12,990
Net restructuring and other unusual items (note 5)	(115)	-
Amortization of intangible assets	776	282

	46,488	40,585

Income from operations	14,201	15,349

Interest income	386	285
Interest expense	(116)	(135)
Other income (expense), net	(369)	1,404

	(99)	1,554

Income from operations before income taxes	14,102	16,903

Income taxes	4,695	6,423

Net income for the period	$ 9,407	$ 10,480

Basic net income per share	$0.11	$0.13

Diluted net income per share	$0.11	$0.13
Weighted average number of common shares outstanding (’000s)
Basic	84,151	78,146
Diluted	85,133	80,436

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Limited Consolidated Statement of Shareholders’ Equity
(In thousands of U.S. dollars, except share data)

	Share capital			Purchase warrants	Retained earnings (deficit)	Cumulative foreign exchange translation adjustment	Total shareholders’ equity
	Shares (’000s)	Amount $	Options $	$	$	$	$

Audited Balance – April 30, 2002	78,145	110,987	-	1,139	(53,944)	(24,055)	34,127
Issued for cash	58	129	-	-	-	-	129
Exercise of purchase warrants	5,000	9,860	-	(1,139)	-	-	8,721
Issued in exchange for shares of acquired company	933	-	-	-	-	-	-
Option value resulting from acquisition	-	-	163	-	-	-	163
Net income	-	-	-	-	32,030	-	32,030
Foreign exchange translation adjustment	-	-	-	-	-	1,735	1,735

Audited Balance – April 30, 2003	84,136	120,976	163	-	(21,914)	(22,320)	76,905
Issued for cash	52	99	-	-	-	-	99
Net income for the period	-	-	-	-	9,407	-	9,407
Foreign exchange translation adjustment	-	-	-	-	-	663	663

Unaudited Balance – July 31, 2003	84,188	121,075	163	-	(12,507)	(21,657)	87,074

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Limited Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended July 31
(In thousands of U.S. dollars)	2003	2002

Cash provided by (used in)

Operating activities

Net income for the period	$ 9,407	$ 10,480
Adjusted for items not involving cash:
Amortization of intangible assets	776	282
Amortization of property, plant and equipment	1,722	2,248
Reversal of accrued liabilities and other provisions	(477)	--
Future income tax expense	3,292	4,631
Other	(36)	146

Cash provided by operating activities before changes in non-cash working capital and deferred revenue	14,684	17,787

Change in non-cash working capital excluding deferred revenue	6,658	(27,581)
Change in deferred revenue	(21,823)	(17,832)

Cash used in operating activities	(481)	(27,626)

Investing activities

Net additions to property, plant and equipment	(579)	(609)
Change in restricted cash and cash equivalents	(910)	842

Cash provided by (used in) investing activities	(1,489)	233

Financing activities
Issue of common shares	99	7
Repayment of long-term debt	(206)	(286)

Cash used in financing activities	(107)	(279)

Effect of exchange rate changes on cash and cash equivalents	875	534

Cash and cash equivalents
Net decrease in cash and cash equivalents	(1,202)	(27,138)
Cash and cash equivalents - beginning of the period	89,819	73,638
Cash and cash equivalents - end of the period	$ 88,617	$ 46,500

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Limited Notes to Consolidated Financial Statements
(Unaudited) Unless otherwise stated, amounts are in thousands of U.S. dollars except per share amounts.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 to the consolidated financial statements for the year ended April 30, 2003, except as noted below. These interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended April 30, 2003 in the 2003 Annual Report.

The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003, the Company adopted the U.S. dollar as its reporting currency as U.S. dollar denominated operations represent an increasingly significant proportion of the Company’s operations. Comparative financial information has been recast as if the new reporting currency had always been used, and financial statements have been reported in U.S. dollars for all periods presented.

Effective May 1, 2003, the Company changed its policy with respect to the classification of reimbursements received for out-of-pocket expenses to classify these amounts as revenue. In previous years these reimbursements had been characterized as a reduction of expenses incurred. The change has been applied retroactively and comparative figures restated. In addition, effective May 1, 2003, the Company has reclassified certain “bug-fixing” expenses that had been characterized as support costs in certain product lines as product development expenses across all product lines. In the Consolidated Statement of Operations for the quarter ended July 31, 2003, results for the comparable period ended July 31, 2002, have been restated to conform with the current year’s presentation. The net effect of the change in policy and reclassification on results for the quarter ended July 31, 2002, was to increase support and services revenue by $782, to reduce support and services costs by $943, and to increase product development expenses by $1,725. There was no impact on net income for the quarter ended July 31, 2002.

2. STOCK-BASED COMPENSATION

Effective May 1, 2002, the Company prospectively adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (CICA 3870). As permitted under the new recommendations, the Company has elected not to adopt the fair value method of accounting for stock options granted to employees.

The Company has two stock-based compensation plans which are described in note 13 to the consolidated financial statements in the 2003 Annual Report. The Company did not issue any new stock options to employees during the first quarter of fiscal 2004. If the Company had adopted the fair value method, the total amount of compensation expense in the first quarter of fiscal year 2004 for stock options granted since fiscal 2003 would have been approximately $256 (2003 - $19) after tax.

The weighted average estimated fair value at the issue date for shares issued under the Employee Stock Purchase Plan (ESPP) for the quarter ended July 31, 2003, was $1.00 per share. If the Company had adopted the fair value method, the total amount of compensation expense for shares issued under ESPP for the first quarter of fiscal year 2004 would have been approximately $7 (2003 - $12). The fair value of each share issued was estimated on the date of issue using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 3.17% Expected life: 3 months Estimated volatility in the market price of the common shares: 31.49% Dividend yield: Nil

Geac Computer Corporation Limited Notes to Consolidated Financial Statements
(Unaudited) Unless otherwise stated, amounts are in thousands of U.S. dollars except per share amounts.

Had the Company recorded compensation expense based on the fair value of the options at the grant date and shares issued under ESPP, results would have been as follows:

	Three months ended July 31
	2003	2002

Net income – as reported	$9,407	$10,480
Pro forma stock-based compensation expense	263	31

Net income – pro forma	9,144	10,449

Basic net income per share – as reported	0.11	0.13
Pro forma stock-based compensation expense per share	$0.00	$0.00

Basic net income per share – pro forma	0.11	0.13

Diluted net income per share – as reported	0.11	0.13
Pro forma stock-based compensation expense per share	$ 0.00	$ 0.00

Diluted net income per share – pro forma	0.11	0.13

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The pro forma disclosure excludes the effect of options granted before the adoption of CICA 3870.

CICA 3870 requires additional disclosures of the Company’s stock-based compensation plans, which have already been provided in note 13, Share Capital, in the 2003 Annual Report. There are no material updates to these disclosures as at July 31, 2003.

3.SHARE CAPITAL

The number of shares outstanding as of July 31, 2003 was 84,188,028 (April 30, 2003 - 84,136,490).

4. SEGMENTED INFORMATION

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offers software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, hospitality, property management and construction marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

Geac Computer Corporation Limited Notes to Consolidated Financial Statements
(Unaudited) Unless otherwise stated, amounts are in thousands of U.S. dollars except per share amounts.

	Three months ended July 31, 2003

	EAS	ISA	Total

Revenues
Software	$10,793	2,056	12,849
Support and services	64,848	17,604	82,452
Hardware	5,143	1,081	6,224

Total revenues	80,784	20,741	101,525

Segment contribution	$13,480	2,966	16,446

	Three months ended July 31, 2002

	EAS	ISA	Total

Revenues
Software	$ 7,057	1,756	8,813
Support and services	61,835	21,415	83,250
Hardware	8,037	1,264	9,301

Total revenues	76,929	24,435	101,364

Segment contribution	$14,605	1,890	16,495

Reconciliation of segment contribution to income from operations before income taxes

	Three months ended July 31

	2003	2002

Segment contribution	$16,446	$ 16,495
Corporate expenses - net of recharges	(1,546)	(1,007)
Amortization of intangible assets	(776)	(282)
Interest income, net	270	150
Net restructuring and other unusual items	115	-
Foreign exchange	(407)	1,547

Income from operations before income taxes	$14,102	$ 16,903

5. NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

In the first quarter of fiscal year 2004, the Company recorded a net reversal of $115 in net restructuring and other unusual items, which included a reversal of $477 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $362 for severance related to the restructuring of the Company’s business in North America.

Geac Computer Corporation Limited Notes to Consolidated Financial Statements
(Unaudited) Unless otherwise stated, amounts are in thousands of U.S. dollars except per share amounts.

6. SUBSEQUENT EVENT

On June 26, 2003, the Company announced that it had entered into a definitive merger agreement to acquire Comshare, Incorporated (Comshare), a provider of corporate performance management software, based in Michigan, by way of a cash tender offer for all outstanding shares of Comshare at a price of $4.60 per share, to be followed by a cash merger. The acquisition was effective August 6, 2003. The estimated purchase price, excluding acquisition costs, was approximately $53.7 million.

7. COMPARATIVE FIGURES

Certain prior year’s comparative figures in the financial statements have been reclassified to conform to the current year’s presentation.

Earnings Call

Management will discuss today’s results on a conference call scheduled for this afternoon at 5:30 p.m. E.T.

The conference call can also be accessed by dialing 416.695.5806 (local area) or 800.273.9672 (toll-free). A recording of the teleconference will be archived on Geac’s web site at www.investors.geac.com. The telephone numbers to call for instant replay are 416.695.5800 or 800.408.3053. The pass code for the instant replay is 1471402. This instant replay will be available until 11:59 p.m. September 16, 2003.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least fifteen minutes prior to the call.

Geac will be holding its Annual & Special Meeting of Shareholders at 10:00 a.m. E.T. on September 10, 2003 at the Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2. The event will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least fifteen minutes prior to the start of the event.

About Geac

Geac (TSX: GAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and had 84,188,028 common shares issued and outstanding at July 31, 2003.

This press release contains forward-looking statements that are based on current expectations, including statements regarding the anticipated benefits to Geac and its customers of the acquisitions of Extensity and Comshare, the effect of those mergers on Geac’s financial condition and results of operations and the success of Geac in selling newly-developed software to new and existing customers. These forward-looking statements entail various risks or uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Important factors that could cause such differences and other risks and uncertainties about Geac’s business are more fully described under the heading “Risks and Uncertainties” in the Management Discussion and Analysis section of Geac’s Annual Report for the year ended April 30, 2003, filed on August 18, 2003, and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com and in Geac’s report on Form 6-K, No. 333-103019, filed on August 21, 2003 with the United States Securities and Exchange Commission, and available through the website maintained by the Commission at www.sec.gov.

For more information, please contact:

Financial Contact: Arthur Gitajn CFO Geac 905.475.0525 ext. 3314 arthur.gitajn@geac.com

Investor Contact: Melody Firth Investor Relations Geac 905.475.0525 ext. 3325 melody.firth@geac.com

Alys Scott Corporate Communications Geac 508.871.5000 ext. 5854 alys.scott@geac.com